EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2004	2005	2006	2007	2008
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$127,417	$114,341	$138,289	$87,333	$129,489
Fixed Charges (as below)	58,094	55,808	63,242	79,435	119,516
Total Earnings	$185,511	$170,149	$201,531	$166,768	$249,005

FIXED CHARGES
Interest Expense	$54,261	$50,089	$55,213	$60,619	$93,150
Credit for Allowance for Borrowed Funds Used During Construction	312	1,198	2,208	9,795	19,800
Trust Dividends	(179)	(179)	(179)	(179)	(134)
Estimated Interest Element in Lease Rentals	3,700	4,700	6,000	9,200	6,700
Total Fixed Charges	$58,094	$55,808	$63,242	$79,435	$119,516

Ratio of Earnings to Fixed Charges	3.19	3.04	3.18	2.09	2.08